As filed with the Securities and Exchange Commission on August 30, 2002

Post-effective Amendment No. 1 to Registration Statement on Form S-4 No. 333-67696

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Science Applications International Corporation

(Exact name of registrant as specified in its charter)

Delaware	8711	95-3630868
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10260 Campus Point Drive

San Diego, California 92121
(858) 826-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas E. Scott, Esq.

Senior Vice President and General Counsel
Science Applications International Corporation
10260 Campus Point Drive
San Diego, California 92121
(858) 826-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sales to the public: From time to time after the Registration Statement becomes effective.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☑

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION AUGUST 30, 2002

PROSPECTUS

25,000,000 Shares

of Class A Common Stock

Science Applications International Corporation

            We may use this prospectus from time to time to issue our shares of Class A common stock to owners of businesses that we may acquire.

      Stock as Consideration: We may pay for our acquisitions with Class A common stock, cash, promissory notes, the assumption of liabilities or commitments to make future capital contributions to the acquired business, or any combination of these considerations. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business. We may be required to provide further information by means of a post-effective amendment to the Registration Statement or supplement to this prospectus once we know the actual information concerning an acquisition and the company to be acquired.

      Expenses: We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder’s fees in cash in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

      Resales: All of the shares of Class A common stock offered by this prospectus may, subject to certain conditions, also be offered and resold from time to time pursuant to this prospectus, as may be supplemented, by the persons who receive shares of Class A common stock in acquisitions.

      Restrictions on Transfer: Our certificate of incorporation limits a stockholder’s right to transfer the Class A common stock. We have a right to repurchase the shares of Class A common stock if a stockholder’s employment or affiliation with us terminates.

      Market for our Class A common stock: The Class A common stock is not listed on any national securities exchange or the Nasdaq stock market. Our board of directors determines the price at which shares are purchased. They use a valuation process, which includes a formula and the assistance of an independent appraisal firm, to establish the stock price. The price of the shares on August 30, 2002 was $28.90.

       Risks of offering: the shares of Class A Common Stock offered or sold under this Prospectus involve risks. See “Risk Factors” beginning on Page 3.

      This Prospectus is accompanied by a copy of the following: our Annual Report on Form 10-K for the year ended January 31, 2002 and our Quarterly Report on Form 10-Q for the period ended April 30, 2002.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2002.

WHERE YOU CAN FIND MORE INFORMATION
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
RISK FACTORS
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THE OFFERING
RESALES BY AFFILIATES OF ACQUIRED COMPANIES
SELECTED FINANCIAL INFORMATION
DESCRIPTION OF CLASS A COMMON STOCK
LEGAL MATTERS
EXPERTS
SIGNATURES
EXHIBIT 10(H)
EXHIBIT 23(A)
EXHIBIT 23(B)

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-4 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

      You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” into this prospectus certain information we have filed with the SEC. This means that we can disclose important business and financial information about the company to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus but is not included in or delivered with this document.

      Our most recent annual report on Form 10-K and quarterly report on Form 10-Q accompany this prospectus and are also incorporated by reference into this prospectus.

      We incorporate by reference the documents listed below in their entirety:

•	Annual Report on Form 10-K for the year ended January 31, 2002 (“2002 10-K”)

•	Quarterly Report on Form 10-Q for the quarter ended April 30, 2002

•	Current Reports on Form 8-K filed with the SEC on April 8, 2002, April 17, 2002, July 3, 2002, July 17, 2002, July 29, 2002, July 30, 2002, August 7, 2002, August 15, 2002 and August 19, 2002

      You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address and telephone number:

Science Applications International Corporation
10260 Campus Point Drive
San Diego, California 92121
Attention: Corporate Secretary
Tel: (858) 826-7323

      Please allow at least five business days for delivery when you request copies of these documents from us.

      YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THIS PROSPECTUS.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

      We provide diversified professional and technical services involving the application of scientific expertise to solve complex technical problems for both commercial and government customers in the U.S. and abroad. These services frequently involve computer and systems technology. Through one of our subsidiaries, Telcordia Technologies, Inc., we are a global provider of software, engineering and consulting services, advanced research and development, technical training and other services to the telecommunications industry.

      We provide technical services mainly in the following market areas:

•	national security

•	health care

•	environment

•	energy

•	telecommunications

•	information technology

      In June 2002, we completed a private offering of 10-year and 30-year senior unsecured notes in the aggregate principal amount of $800 million. In the offering, we issued $550 million in 6 1/4% notes due in 2012 and $250 million in 7 1/8% notes due in 2032. We expect to use the net proceeds of this offering for general corporate purposes, including future acquisitions, expansion of its outsourcing business, stock repurchases and capital expenditures.

      Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.

RISK FACTORS

      You should carefully consider the risks and uncertainties described below in your evaluation of our business and us. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our common stock could decline.

Risks Relating to Our Business

A substantial percentage of our revenue is from U.S. government customers and the regional Bell operating companies

      We derive a substantial portion of our revenues from the U.S. Government as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government was 58% in fiscal year 2002, 54% in fiscal year 2001 and 52% in fiscal year 2000. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. In addition, obtaining U.S. Government contracts remains a highly competitive process and this has led to a greater portion of our revenue base being associated with contracts providing for a lower amount of reimbursable cost than we have traditionally been able to recover.

      Telcordia historically has derived a majority of its revenues from the regional Bell operating companies, which we call “RBOCs.” The percentage of total Telcordia revenues from the RBOCs was 65% in fiscal year 2002, 62% in fiscal year 2001 and 53% in fiscal year 2000. With the downturn in the telecommunications industry, Telcordia’s business is more dependent on its business from the RBOCs and it continues efforts to diversify its business by obtaining new customers. A continued downturn in the telecommunications industry and loss of business from the RBOCs could further reduce revenues and have an adverse impact on our business.

      We have made progress in our efforts to diversify our business across a greater number of customers. However, we still remain heavily dependent upon the U.S. Government as our primary customer and the RBOCs as a major source of Telcordia’s revenues. Our future success and revenue growth will depend in part upon our ability to continue to expand our customer base.

We face increasing risks associated with our international business

      We are increasingly subject to the risks of conducting business internationally. These risks include:

•	unexpected changes in regulatory requirements

•	tariffs

•	political and economic instability

•	unfamiliar and unknown business practices and customs

•	restrictive trade policies

•	inconsistent product regulation

•	cost of complying with a variety of laws

•	licensing requirements

      We do not know the impact that such regulatory, geopolitical and other factors may have on our business in the future. These risks may be significant for entities such as Informatica Negocios y Tecnologia, S.A. (“INTESA”), a Venezuelan joint venture in which we own 60%. INTESA derives substantially all of its revenues from Petroleos de Venezuela, S.A. (“PDVSA”), Venezuela’s national oil company, which is not only INTESA’s primary customer, but also our joint venture partner that owns 40% of INTESA. During the first quarter of fiscal 2003, revenues from INTESA represented 4% of our consolidated revenues. The political and economic environment in Venezuela is unstable and we are uncertain what impact, if any, this may have on INTESA’s business. In addition, the basic term of the outsourcing contract INTESA has with PDVSA expired on June 30, 2002 and the parties are operating under a six-month agreement to allow for ongoing service delivery through December 31, 2002. PDVSA and SAIC have recently commenced negotiations in regard to PDVSA’s request to purchase our ownership interest in INTESA. Therefore, our role in the future ownership and operation of INTESA is uncertain.

      We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use forward foreign currency exchange rate contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

Our business could suffer if we lose the services of Dr. Beyster or other key personnel

      Our success to date has resulted in part from the significant contributions of our executive officers, in particular those of our founder and chief executive officer, J.R. Beyster (age 78). Dr. Beyster has been our only chief executive officer and chairman of the board since he founded the company in 1969. He also currently serves as our president. Dr. Beyster plays a key role in many aspects of our business, including marketing, operations and management. Dr. Beyster and our other executive officers are expected to continue to make important contributions to our success. The loss of Dr. Beyster or any of the other key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain “key person” life insurance policies.

Unsuccessful resolution of the Telkom South Africa Arbitration could harm our business

      Our Telcordia subsidiary filed a Demand for Arbitration with the International Chamber of Commerce in Paris, France initiating arbitration and seeking damages of approximately $130 million from Telkom South Africa related to a contract dispute. The dispute involves a contract executed on June 24, 1999, pursuant to which Telcordia would provide a Service Activation and Assurance System. The value of Telcordia’s portion of the contracted work was $208 million. Telcordia performed the contract for over 18 months and delivered multiple software releases to Telkom South Africa. On January 12, 2001, Telcordia notified Telkom South Africa that Telkom South Africa had breached the contract for, among other things, taking and using Telcordia software without paying for it, improperly refusing to accept software deliveries, failing to cooperate in defining future software releases, and failing to make other payments due under the contract. On February 2, 2001, Telkom South Africa responded by denying Telcordia’s claims and asserting various breaches on the part of Telcordia. The parties were unable to negotiate a mutually acceptable resolution of the dispute. On March 6, 2001, Telcordia initiated arbitration. On May 22, 2001, Telkom South Africa filed with the International Chamber of Commerce its Answer to Telcordia’s Demand for Arbitration and its Counterclaims against Telcordia.

      Telkom South Africa contends in its Counterclaims that Telcordia breached the contract for, among other things, failing to provide deliverables compliant with the requirements of the contract at the times provided in the contract. Telkom South Africa also contends that Telcordia misrepresented its capabilities and the benefits that Telkom South Africa would receive under the contract. Telkom South Africa seeks substantial damages from Telcordia, including repayment of approximately $97 million previously paid to Telcordia under the contract and the excess costs of reprocuring a replacement system, estimated by Telkom South Africa to be $234 million. Telkom South Africa’s Counterclaim contains additional claims which have not been quantified by Telkom South Africa. On April 11, 2002, Telkom South Africa filed an amended Answer and Counterclaim. Telcordia disputes Telkom South Africa’s contentions and intends to vigorously defend against these claims while pursuing its own claims in the arbitration. The arbitration hearing to determine the merit of both parties’ substantive claims commenced in May 2002 in Johannesburg, South Africa with witness testimony. Upon completion of witness testimony, Telcordia and Telkom South Africa submitted briefs as requested by the arbitrator. Oral closing arguments were presented in London, England on July 30 and 31, 2002. At the close of the hearing, the arbitrator indicated his intention to issue a decision within four weeks. Telkom South Africa submitted a letter dated August 16, 2002 to the arbitrator indicating that it believed the issue of the interpretation of the contract under the laws of South Africa should be made by the South African High Court rather than the arbitrator. The letter also indicated that if the arbitrator did not refer that issue to the High Court for a decision, Telkom South Africa would file an application with the South African High Court requesting that it decide the issue. In a letter dated August 27, 2002, the arbitrator responded to Telkom South Africa’s letter by reaffirming his intention to declare the proceedings closed and rule on the issues raised in this stage of the arbitration, but posing additional questions to Telkom South Africa regarding its request for a judicial referral.

      Due to the complex nature of the legal and factual issues involved and the uncertainty of litigation in general, the outcome of the arbitration is not presently determinable; however, an adverse resolution could materially harm our business, consolidated financial position, results of operations and cash flows. Protracted litigation, regardless of outcome, could result in substantial costs and divert management’s attention and resources.

We face risks relating to Government contracts

      The Government may modify, curtail or terminate our contracts. Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, these programs are normally funded on an annual basis. The U.S. Government may modify, curtail or terminate its contracts and subcontracts at its convenience. Modification, curtailment or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

      Our business is subject to potential Government inquiries and investigations. We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation would not have a material adverse effect on our results of operations and financial condition.

      Our contract costs are subject to audits by Government agencies. The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 2000. We have recorded contract revenues in fiscal years 2001 and 2002 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

If we fail to control fixed-price or target cost and fee with risk sharing contracts, it may result in reduced profits or losses

      The percentage of our revenues from firm fixed-price contracts was 29% for fiscal year 2002, 32% for fiscal year 2001 and 36% for fiscal year 2000. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts.

      Many of our customers in the information technology outsourcing business contract on the basis of target cost and fee with risk sharing. The percentage of our revenues derived from target cost and fee with risk sharing contracts was 7% for fiscal year 2002, 5% for fiscal year 2001 and 4% for fiscal year 2000. Under target cost and fee with risk sharing contracts, the customers reimburse our costs plus a specified or target fee or profit; however, if our actual costs exceed the target cost, our target fee and cost reimbursement are reduced by a portion of the overrun. Failure to control costs during performance of the work could result in reduced profits for such contracts.

If we fail to recover pre-contract costs, it may result in reduced profits or losses

      Any costs we incur before the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for these pre-contract costs. At April 30, 2002, we had pre-contract costs of $38,395,000. We cannot assure you that contracts or contract amendments covering this work will be executed or that we will recover the related costs.

If we fail to implement our acquisition or investment strategy, our business could suffer

      We have historically supplemented our internal growth through acquisitions, investments or joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis. Our acquisition and investment strategy poses many risks, including:

•	We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business

•	Future acquisitions, investments and joint ventures may require us to issue additional common stock, spend significant cash amounts or decrease our operating income

•	We may have trouble integrating the acquired business and retaining its personnel

•	Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

•	If our acquisitions or investments fail, our business could be harmed

Unfavorable economic conditions could harm our business

      Our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions may make it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. A decline in economic conditions may have a material adverse effect on our business.

Risks Relating to Our Industry

Our business could suffer if we fail to attract, train and retain skilled employees

      The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, particularly in highly specialized areas, it has become more difficult to meet all of our needs for these employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

Our failure to remain competitive could harm our business

      Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing. We compete with larger companies that have greater financial resources and larger technical staffs. We also compete with smaller, more specialized entities who are able to concentrate their resources on particular areas. In addition, we also compete with the U.S. Government’s own in-house capabilities and federal non-profit contract research centers. To continue our success, we must provide superior service and performance on a cost-effective basis to our customers.

Risks Relating to Our Stock

Because no public market exists for our stock, the ability of stockholders to sell their SAIC stock in the limited market is limited

      There is no public market for the Class A common stock. The limited market maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. The trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to modify the stock price set by the board of directors on July 12, 2002 as it no longer represented a fair market value.

If a trade in the limited market is undersubscribed, our stockholders may not be able to sell all the shares they desire to sell

      If the number of shares offered for sale by stockholders exceeds the number of shares sought to be purchased by authorized buyers in any trade, our stockholders who requested to sell stock may not be able to sell all such stock in that trade. Although we are currently authorized, we are not obligated to purchase shares of Class A common stock in the limited market on any trade date. In deciding whether to make such purchases, we will consider a variety of factors, including our cash position and cash flows, investment and capital activities, financial performance, financial covenants, the number of shares outstanding and the amount of the under subscription in the market. This determination is not made until the trade date. We have purchased a significant amount of Class A common stock in the limited market during recent periods. We purchased 14,028,781 shares on the trade dates in fiscal year 2002 and 7,625,797 shares on the trade dates in fiscal year 2001. These purchases accounted for 88.2% and 67.7%, respectively, of the total shares purchased by all buyers in the limited market during fiscal years 2002 and 2001. Our purchases balanced the number of shares offered for sale by stockholders with the number of shares sought to be purchased by authorized buyers. If the increasing trend of trade imbalances continues, we cannot assure you that we will continue to purchase such excess shares in the future. Accordingly, if the aggregate number of shares offered for sale exceeds the aggregate number of shares sought to be purchased by authorized buyers, and we elect not to participate in a trade or otherwise limit our participation in a trade, our stockholders may be unable to sell all the shares they desire to sell.

The ability of stockholders to sell or transfer their common stock outside the limited market is restricted

      Our certificate of incorporation limits our stockholders’ ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

•	our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

•	our right to repurchase shares upon the termination of a stockholder’s employment or affiliation with us

      We may, but are not obligated to, defer our repurchase right for up to five years with respect to those employees who qualify for our Alumni Program.

Our stock price and the price at which all trades in the limited market occur is determined by our board of directors and is not established by market forces

      Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors, most of whom are stockholders, determines the price at which the Class A common stock trades by using the valuation process that includes input from an independent appraiser and a stock price formula adopted by the board of directors. The stock price remains in effect until subsequently changed. The board of directors has authorized its stock policy committee to review the stock price during the period between meetings of the board of directors to determine whether the stock price continues to represent a fair market value, and if necessary, modify the price. If a stock price modification is necessary, the stock policy committee would apply the same valuation process used by the board of directors. The stock policy committee modified the stock price on July 29, 2002 after it was determined that the stock price established by the board of directors on July 12, 2002 no longer represented a fair market value. All trades in the limited market will occur at the stock price determined by the board of directors or its stock policy committee. Our board of directors believes the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock were publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. In addition, our board of directors generally has broad discretion to modify the formula. Absent changes in the market factor used in the formula, which may change from quarter to quarter as appropriate to reflect changing business, financial and market conditions, and accounting and other impacts unrelated to our value, the mechanical application of the formula tends to reduce the impact of quarterly fluctuations in our operating results on the stock price because the formula takes into account our segment operating income for the four preceding quarters.

Future returns on our common stock may be significantly lower than historical returns

      We cannot assure you that the Class A common stock will provide returns in the future comparable to those achieved historically or that the price will not decline.

Changes in our business and the volatility of the market value of our comparable companies may increase the volatility of the stock price

      The stock price could be subject to greater fluctuations in the future. This volatility is expected to result from the impact on our stock price of:

•	the mix of our commercial and international business as a proportion of our overall business and the volatility associated with companies in those business areas

•	our significant investments in publicly and privately traded companies and the volatility of the price of those companies’ shares

•	the impact of acquisitions, investments, joint ventures and divestitures that we may undertake

•	the volatility of the market value of comparable public companies that are considered in our valuation process

Restrictions in our certificate of incorporation and bylaws may discourage takeover attempts that you might find attractive

      Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors not endorsed by us.

Federal legislation has been proposed that may impact our retirement plans, stock system and liquidity

      Federal legislation has been proposed that, if adopted, would impose new requirements and restrictions on certain types of retirement plans which could impact our stock system and liquidity. If legislation of this nature were adopted, it would be likely that purchases of our stock by our retirement plans would decrease and sales increase. If this occurred, the ability of our stockholders to resell their shares in the limited market may be adversely affected. In addition, reduced purchases (or increased sales) of our stock by the trustees of our retirement plans may adversely impact our liquidity and cash position. Because of the uncertainty of if, when, and in what final form such legislation may be enacted, we are unable to determine the impact this legislation might have on our retirement plans, the operation of our limited market and our liquidity and cash needs.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      The information contained in this prospectus or in documents that we incorporate by reference or in statements made by our management includes forward-looking statements that involve a number of risks and uncertainties. A number of factors, including but not limited to those outlined in the Risk Factors, could cause our actual results, performance, achievements or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

      In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement is not a prediction of future events or circumstances and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. A forward-looking statement is usually identified by our use of certain terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates” or “intends,” or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

THE OFFERING

The Acquisitions

      We may offer up to 25,000,000 shares of Class A common stock from time to time under this prospectus in connection with one or more acquisitions. We may pay for our acquisitions with Class A common stock, cash, promissory notes, the assumption of liabilities or commitments to make future capital contributions to the acquired business, or any combination of these considerations. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business. SAIC has no intention of consummating acquisitions in which shares of Class A common stock would be issued to stockholders of the acquired business who do not become SAIC employees following the acquisition.

      We expect that, in most cases, the aggregate market value of the Class A common stock we issue in connection with any acquisition will be determined upon signing or closing of the acquisition agreement. The shares may be issued in installments or subject to contingencies or vesting requirements. We do not expect that any individual who is an officer, director, employee or affiliate of us or any of our subsidiaries will be receiving any shares of Class A common stock offered by this prospectus.

Acquisition Strategy

      Our acquisition strategy is primarily to target companies or business operations that would add new or complementary technologies, capabilities or customers. We may also acquire companies or business operations involving existing capabilities or customers in order to increase our presence in the relevant markets.

Stockholder Approval

      We do not anticipate that any of the acquisitions will require the approval of our stockholders. Therefore, under Delaware law, our stockholders would not have any dissenters’ rights with respect to any of the acquisitions. Generally, the stockholders of an acquired company must approve an acquisition if it involves the sale of all or substantially all of the assets of the company to be acquired or the merger or consolidation of the acquired company with us or one of our subsidiaries. The laws of the state of incorporation of the acquired company and/or its charter documents will determine the availability of appraisal or similar rights to stockholders of the acquired company who oppose the acquisition.

Compensation

      The offering will be conducted primarily through the efforts of our management. We do not expect that any of our officers, directors, employees or affiliates will receive any direct or indirect compensation relating to the offering. We also do not expect that any of these persons will have any material interest, direct or indirect, in any acquisition we consider.

      We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder’s fees in cash in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

      We expect to account for the acquisitions by the purchase method of accounting in which case the stock or assets acquired will be valued based on the fair market value of the consideration we pay, including any of the shares of Class A common stock.

Federal Income Tax Consequences

      The federal income tax consequences of the acquisitions are likely to be different, depending on the structure of each specific acquisition and the terms of the governing acquisition agreement. We cannot determine the federal income tax consequences to the acquired company, its stockholders or to us until the acquisition is actually structured. However, we do not expect any acquisition to have significant federal income tax consequences to us. On the other hand, the federal income tax consequences to the acquired company or its stockholders may be significant. Therefore, the acquired company and each of its stockholders should consult their own tax advisors as to the tax consequences of the transaction before deciding whether to participate in or to approve an acquisition in which the acquired company or its stockholders would receive shares of Class A common stock.

RESALES BY AFFILIATES OF ACQUIRED COMPANIES

      This prospectus has also been prepared for use by those persons who receive shares we issue in acquisitions and who control or are controlled by the acquired company. These affiliates of the acquired company may be required to offer and sell the Class A common stock under circumstances requiring the use of a prospectus. However, none of these affiliates will be authorized to use this prospectus for any offer or sale of the Class A common stock without our prior consent. We may consent to the use of this prospectus, together with a prospectus supplement, if required, for a limited period of time by these affiliates, subject to limitations and conditions which may be varied by agreement between us and the affiliates.

      Resales of the shares may be through:

•	private transactions or

•	in the limited secondary market maintained by us through Bull, Inc., our wholly-owned broker-dealer subsidiary

      There is no public market for the Class A common stock. Bull, Inc. was organized in 1973 for the purpose of providing liquidity to our stockholders. The limited market maintained by Bull, Inc. permits existing stockholders to offer our stock for sale only on predetermined trade dates and only at the price determined by the board of directors. Generally, there are four trade dates each year, however, a scheduled trade date could be postponed or cancelled. The trade originally scheduled for July 26, 2002 was postponed to August 16, 2002 in order to modify the stock price set by the board of directors on July 12, 2002 as it no longer represented a fair market value.

      In connection with the transactions involving resales of the shares of Class A common stock received in an acquisition the affiliate may be deemed to be an underwriter within the meaning of the Securities Act. Any profits realized on the sales by these affiliates may be regarded as underwriting compensation.

      When resales on behalf of the affiliates are to be made through our limited market, the affiliates, like all our stockholders selling shares in the limited market (other than us and certain of our employee benefit plans), will pay Bull, Inc. a 1% commission. In connection with these sales, Bull, Inc. may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by Bull, Inc. may be deemed to be underwriting compensation under the Securities Act.

      A prospectus supplement, if required, will be filed under Rule 424(c) under the Securities Act, disclosing the number of shares involved, the price at which the shares were sold by the affiliate, the commissions to be paid by the affiliate to Bull, Inc. and information about the affiliate.

SELECTED FINANCIAL INFORMATION

      The selected historical financial information set forth below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus. The selected historical financial information set forth below at January 31, 2002 and 2001, and for the years ended January 31, 2002, 2001, and 2000 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected historical financial information set forth below at January 31, 2000, 1999, and 1998 and for the years ended January 31, 1999 and 1998 has been derived from audited consolidated financial statements not included or incorporated by reference into this prospectus. The selected historical financial information set forth below as of and for the three months ended April 30, 2002 and 2001 has been derived from our unaudited interim financial statements incorporated by reference into this prospectus which financial statements, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year.

	Three Months		Year Ended January 31
	Ended	April 30,
	April 30, 2002	2001	2002	2001	2000	1999	1998(1)

	(Amounts in thousands, except per share data)
Revenues	$1,412,198	$1,435,500	$6,094,508	$5,895,678	$5,529,676	$4,740,433	$3,089,351
Cost of revenues	1,162,255	1,152,814	4,882,059	4,626,803	4,303,862	3,732,890	2,623,339
Selling, general and administrative expenses	140,786	209,861	767,264	868,504	877,633	684,905	301,093
(Loss) gain on sale of business units, net and subsidiary common stock(2)	—	(3,022)	9,784	120,507	728,572	3,198	6,341
Net (loss) gain on marketable securities and other investments, including impairment losses(3)	(60,483)	(71,044)	(455,752)	2,656,433	2,498	—	—
Interest income	7,775	18,261	51,656	108,749	54,667	21,897	12,752
Interest expense	4,548	4,110	18,099	19,615	27,274	33,813	11,682
Other income (expense), net	2,098	2,466	11,127	24,764	(1,059)	(8,083)	(3,229)
Minority interest in income of consolidated subsidiaries	3,684	3,300	16,849	12,616	44,200	17,842	10,608
Provision for income taxes	17,610	3,949	8,846	1,219,637	441,536	137,307	73,699

Income before cumulative effect of accounting change	32,705	8,127	18,206	2,058,956	619,849	150,688	84,794
Cumulative effect of accounting change, net of tax	—	711	711	—	—	—	—

Net income	$32,705	$8,838	$18,917	$2,058,956	$619,849	$150,688	$84,794

Earnings per share(4):
Basic	$.16	$.04	$.09	$8.76	$2.61	$.67	$.41
Diluted	$.15	$.04	$.08	$8.11	$2.42	$.62	$.39
Common equivalent shares(4):
Basic	203,544	224,387	215,016	235,037	237,586	222,483	205,397
Diluted	213,564	239,637	228,465	253,954	256,268	241,216	219,226

(footnotes on following page)

		January 31
	April 30,
	2002	2002	2001	2000	1999	1998

	(Amounts in thousands, except per share data)
Total assets	$4,660,671	$4,947,689	$6,092,130	$4,405,248	$3,172,546	$2,415,234
Working capital	1,171,752	875,403	1,116,539	848,702	369,473	94,588
Long-term debt	121,878	123,472	118,746	121,289	143,051	145,958
Other long-term liabilities	298,027	302,115	281,225	360,362	318,002	313,677
Stockholders’ equity	2,504,006	2,523,753	3,344,157	1,830,282	1,084,602	754,778

(1)	Telcordia was acquired in the fourth quarter of 1998; therefore, a full year of operations is not reflected.

(2)	Includes gain on sale of subsidiary stock of $698 million in 2000.

(3)	Includes impairment losses of $467 million and $1.4 billion on marketable equity securities and other private investments in 2002 and 2001, respectively, and gains of $4.1 billion from sales or exchanges of marketable equity securities and other investments in 2001.

(4)	The 2002 amount includes the cumulative effect of accounting change of $711,000 related to our adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”

      Effective February 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” which changes the accounting for goodwill such that the amortization of goodwill ceases. Instead of amortization, the carrying value of goodwill is evaluated for impairment on an annual basis or between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit, which includes the allocated goodwill, below its carrying value. Intangible assets with indefinite lives are no longer amortized in accordance with SFAS No. 142. We do not have any intangible assets with indefinite lives. Intangible assets with finite lives continue to be amortized over their useful lives and are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”

      The following unaudited pro forma information presents net income and earnings per share as if we had adopted SFAS No. 142 effective at the beginning of the periods specified and, accordingly, did not amortize goodwill.

	Year Ended January 31

	2002	2001	2000

	(In thousands, except per share amounts)
Income before cumulative effect of accounting change, as reported	$18,206	$2,058,956	$619,849
Amortization of goodwill, net of tax	17,303	17,265	14,498

Pro forma income before cumulative effect of accounting change	35,509	2,076,221	634,347
Cumulative effect of accounting change, net of tax	711	—	—

Pro forma net income	$36,220	$2,076,221	$634,347

Basic Earnings Per Share:
Income before cumulative effect of accounting change, as reported	$.08	$8.76	$2.61
Amortization of goodwill, net of tax	.08	.07	.06

Pro forma income before cumulative effect of accounting change	.16	8.83	2.67
Cumulative effect of accounting change, net of tax	.01	—	—

Pro forma basic earning per share	$.17	$8.83	$2.67

Diluted Earnings Per Share:
Income before cumulative effect of accounting change, as reported	$.08	$8.11	$2.42
Amortization of goodwill, net of tax	.08	.07	.06

Pro forma income before cumulative effect of accounting change	.16	8.18	2.48
Cumulative effect of accounting change, net of tax	—	—	—

Pro forma diluted earnings per share	$.16	$8.18	$2.48

      As previously disclosed in our 2002 10-K, the cumulative effect of accounting change of $711,000 referred to in the table above relates to our adoption of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” in the prior fiscal year.

DESCRIPTION OF CLASS A COMMON STOCK

      We are authorized to issue

•	1,000,000,000 shares of Class A common stock

•	5,000,000 shares of Class B common stock

•	3,000,000 shares of preferred stock

      As of August 23, 2002, 189,228,118 shares of Class A common stock, 246,683 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

      As of August 23, 2002, there were 31,692 record holders of Class A common stock and 175 record holders of Class B common stock.

Common Stock

     General

Voting

      Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

      All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

Classified Board of Directors

      Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 17 directors, with six directors in each of Class I and Class II and five directors in Class III. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

Dividends

      Subject to the rights of any preferred stockholders, our common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

Reclassification

      Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

Prohibition on Issuance of Class B Common Stock

      Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into

20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

Mergers, Consolidations or Business Combinations

      In any merger, consolidation or business combination to which we are a party, other than one in which we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

Mergers with Related Persons

      Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A “related person” means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

      The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

•	is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

•	is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

•	involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

Amendment of Charter

      The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

Transfer Agent

      We act as our own transfer agent for both the Class A and Class B common stock.

Restrictions On Class A Common Stock

      The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including

Right of Repurchase Upon Termination of Employment or Affiliation

      Generally, shares of Class A common stock are subject to our right of repurchase upon the termination of the stockholder’s employment or affiliation with us.

      Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

•	in connection with our reorganization in 1984 in exchange for our shares that were not subject to a right of repurchase upon termination of employment or affiliation

•	upon exercise of a non-qualified stock option granted prior to October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

•	in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

•	in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

      Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

•	any of our employee benefit plans, except our Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

•	any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

      Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

      If we repurchase the shares, the price will be the stock price per share on the date

•	of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

•	the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

      We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

      With respect to stock options issued after March 1, 2001, and options issued prior to March 1, 2001 for which the holder has exercised an addendum agreement, if the holder exercises these options within 6 months of termination or within the proper time after termination, our right of repurchase becomes effective 180 days after the option shares are purchased. If we repurchase the shares, the price will be the share price in effect on the 180th day after the option was exercised. Our right of repurchase is exercised by mailing written notice to the holder within 240 days after the exercise and paying for such shares within 270 days after the exercise.

      With respect to shares distributed under the Management Stock Compensation Plan and the Key Executive Stock Deferral Plan after termination of employment or affiliation, our right of repurchase becomes effective 210 days after distribution, which we refer to as the effective date. Our right of repurchase is exercised by mailing written notice to the stockholder within 60 days following the effective date. If we repurchase the shares, the price will be the price per share on the effective date.

      We may, but are not obligated to, defer our repurchase right by entering into a deferral agreement with qualified employees whereby we defer the repurchase right on their direct stock holdings for five years. Under the Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with us at the date of his or her retirement generally can enter into such a repurchase agreement. During the five-year deferral period, the stockholder may sell shares in our limited market. At the end of the five-year deferral period, all the shares will be subject to repurchase at the stock price in effect at that time, unless we agree to extend the agreement. The Alumni Program pertains only to the deferral of our right of repurchase. It does not provide the employee any rights with respect to the vesting or forfeiture of any shares or options the employee holds at the date of his or her retirement, nor does it guarantee that we will repurchase the shares at the end of the deferral period.

Right of First Refusal

      If a stockholder wants to sell any shares of Class A common stock other than in our limited market, the stockholder must give notice first to our corporate secretary. The notice must include the following:

•	a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

•	a statement signed by the person offering to buy the shares that includes the following: the intended purchaser’s full name, address and taxpayer identification number; the number of shares to be purchased; the price per share to be paid; the other terms under which the purchase is intended to be made; and a representation that the offer, under the terms specified, is valid

•	if the purchase price is payable in cash, a copy of a certified check, cashier’s check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

      We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

Transfers Other than by Sale

      Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

Lapse or Waiver of Restrictions

      All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances that they deem appropriate.

Preferred Stock

      Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. Further, the issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the transaction and who have access, at our expense, to independent legal counsel. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

      Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

Anti-Takeover Effects

      The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by our board of directors. These provisions include:

•	the classification of our board of directors into three different classes

•	the cumulative voting rights of the stockholders

•	the supermajority vote requirements for mergers or business combinations with related persons

•	the provisions of our certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

•	our right of first refusal

•	our right of repurchase upon termination of employment or affiliation

      These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market. These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of our stockholders and us. These provisions may encourage potential acquirers to negotiate directly with the board of directors, which is in the best position to act on behalf of all stockholders.

LEGAL MATTERS

      The legality of the Class A common stock being offered hereby has been reviewed for us by Douglas E. Scott, Esq., Senior Vice President and General Counsel of Science Applications International Corporation. As of August 23, 2002, Mr. Scott owned of record 67,978 shares of Class A common stock, beneficially owned a total of 19,405 shares through our retirement plans, had the right to acquire an additional 43,000 shares pursuant to vested stock options and upon future vesting, will have a right to acquire an additional 104,000 shares pursuant to previously granted stock options.

EXPERTS

      The consolidated financial statements and the related financial statement schedule included in this registration statement and incorporated by reference in this prospectus which is part of this registration statement from the Annual Report on Form 10-K for the year ended January 31, 2002 of Science Applications International Corporation have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

25,000,000 Shares

Class A Common Stock

Science Applications

International Corporation

PROSPECTUS

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Section 102 of the General Corporation Law of the State of Delaware (“GCL”) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant’s Restated Certificate of Incorporation, a copy of which is filed as an exhibit to this Registration Statement, contains a provision which eliminates directors’ personal liability as set forth above.

      Article FIFTEENTH of the Registrant’s Restated Certificate of Incorporation provides in effect that the Registrant shall indemnify its directors and elected and appointed officers to the fullest extent authorized or permitted by the GCL and authorizes the Board of Directors of the Registrant to provide similar indemnification rights to employees and agents of the Registrant. The indemnification rights provided by Article FIFTEENTH shall continue as to a person who has ceased to be a director or officer of the Registrant and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification includes the right to be paid by the Registrant the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The rights to indemnification and advancement of expenses contained in Article FIFTEENTH are not exclusive of any rights which an indemnified person may have or hereafter acquire under the Restated Certificate of Incorporation or bylaws of the Registrant, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

      Section 145 of the GCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

      Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

      Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled;

and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

      The Registrant also has directors and officers liability insurance with policy limits of $100 million, under which directors and officers of the Registrant are insured against certain liabilities which they may incur in such capacities.

Item 21.     Exhibits

Exhibit
Number	Description Of Exhibits	Incorporated By Reference From

3(a)	Restated Certificate of Incorporation	Exhibit 3.1 to Registrant’s Post-Effective Amendment No. 2 to Form 8-A as filed September 13, 1999 with the SEC
3(b)	Bylaws	Exhibit 3(b) to Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2000 (the “2000 10-K”)
4(a)	Article FOURTH of the Registrant’s Certificate of Incorporation	Annex I of the Registrant’s Proxy Statement for the 1999 Annual Meeting of Stockholders as filed April 1999 with the SEC (the “1999 Proxy”)
4(b)	Indenture, dated as of June 28, 2002 with JP Morgan Chase Bank, as Trustee	Exhibit 4.1 to Registrant’s Form 8-K filed on July 3, 2002
5	Opinion of Douglas E. Scott, Esq.	Exhibit 5 to Registrant’s Form S-4 as filed on August 16, 2001 with the SEC (“Form S-4”)
10(a)	Bonus Compensation Plan, as restated effective July 9, 1999	Annex III to the 1999 Proxy
10(b)	Stock Compensation Plan, as amended through April 4, 2001	Exhibit 10(b) to Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2001 as filed on April 17, 2001 with the SEC (the “2001 10-K”)
10(c)	Management Stock Compensation Plan, as amended through April 4, 2001	Exhibit 10(c) to the 2001 10-K
10(d)	1999 Stock Incentive Plan, as amended through August 15, 1999	Exhibit 10(e) to the 2000 10-K
10(e)	1995 Stock Option Plan, as amended through October 2, 1996	Exhibit 10(f) to Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 1998 (the “1998 10-K”)
10(f)	Keystaff Deferral Plan, as amended through January 3, 2001	Exhibit 10(f) to the 2001 10-K
10(g)	Key Executive Stock Deferral Plan, as amended through January 3, 2001	Exhibit 10(g) to the 2001 10-K
10(h)	Form of Alumni Agreement**
10(i)	Credit Agreement (364-Day Facility) dated as of July 31, 2002, with JP Morgan Chase Bank, as administrative agent, Citicorp USA, Inc., as syndication agent, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. as joint bookrunners and co-lead arrangers and certain other financial institutions	Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed on August 6, 2002 (the “August 8-K”).

Exhibit
Number	Description Of Exhibits	Incorporated By Reference From

10(j)	Credit Agreement (Multi-Year Facility) dated as of July 31, 2002, with JP Morgan Chase Bank, as administrative agent, Citicorp USA, Inc., as syndication agent, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. as joint bookrunners and co-lead arrangers and certain other financial institutions	Exhibit 10.2 to the August 8-K.
10(k)	1998 Stock Option Plan	Annex I to Registrant’s Proxy Statement for the 1998 Annual Meeting of Stockholders as filed May 29, 1998 with the SEC
10(l)	2001 Employee Stock Purchase Plan	Annex II to the Registrant’s Proxy Statement for the 2001 Annual Meeting of Stockholders as filed May 30, 2001 with the SEC
13(a)	Annual Report on Form 10-K for the fiscal year ended January 31, 2002	Registrant’s Annual Report on Form 10-K for the fiscal year ended January 31, 2002 as filed with the SEC on April 12, 2002
13(b)	Quarterly Report on Form 10-Q for the quarter ended April 30, 2002	Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2002 filed with the SEC on June 14, 2002
21	Subsidiaries of the Registrant	Exhibit 21 to Form S-4
23(a)	Consent of Douglas E. Scott, Esq.**
23(b)	Consent of Deloitte & Touche LLP**

**	Filed herewith

Item 22.     Undertakings

      (a) Rule 415 Offering

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Registration on Form S-4 of securities offered for resale

(1) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The undersigned registrant undertakes that every prospectus

(i) that is filed pursuant to paragraph (1) immediately preceding, or

(ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of the expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 12, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (e) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      (f) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities exchange Act of 1934; and, where interim financial information presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on August 29, 2002.

SCIENCE APPLICATIONS
INTERNATIONAL CORPORATION

*

J. R. Beyster
Chairman of the Board
and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* J. R. Beyster	Chairman of the Board and Principal Executive Officer	August 29, 2002

* T. E. Darcy	Principal Financial Officer	August 29, 2002

* P. N. Pavlics	Principal Accounting Officer	August 29, 2002

* D. P. Andrews	Director	August 29, 2002

* W. H. Demisch	Director	August 29, 2002

D. W. Dorman	Director

D. H. Foley	Director

* J. E. Glancy	Director	August 29, 2002

* B. R. Inman	Director	August 29, 2002

* A. K. Jones	Director	August 29, 2002

Signature	Title	Date

* H. M. J. Kraemer, Jr.	Director	August 29, 2002

* C. B. Malone	Director	August 29, 2002

* S. D. Rockwood	Director	August 29, 2002

R. Snyderman	Director

* M. E. Trout	Director	August 29, 2002

* J. P. Walkush	Director	August 29, 2002

* J. H. Warner, Jr.	Director	August 29, 2002

* J. A. Welch	Director	August 29, 2002

* A. T. Young	Director	August 29, 2002

* /S/ D.E. SCOTT D.E. Scott, as attorney-in-fact